Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

April 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: John Grzeskiewicz

Re:	THL Credit, Inc.

Dear Mr. Grzeskiewicz:

On behalf of THL Credit, Inc. (the “Company”), we are providing the following responses to comments received by telephone from the staff of the Securities and Exchange Commission (the “Commission”) on April 9, 2020, relating to the Company’s PRE 14A filing containing a preliminary proxy statement and form of proxy in connection with the special meeting of shareholders filed with the Commission on April 1, 2020 (the “Proxy Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Proxy Statement.

1. Please confirm that all of the information required by Item 22(c) of Schedule 14A has been included.

The Company has reviewed the requirements of Item 22(c) and has incorporated additional disclosures to meet the requirements of Item 22(c), including: the date that the Interim Investment Advisory Agreement was approved by the Board and became effective; the date the Prior Investment Advisory Agreement was last approved by the Board and submitted to a vote of security holders of the Company (and the purposes of such submission); and the aggregate amount of fees paid to the Adviser during the last fiscal year. Certain other disclosure items addressed in Item 22(c) are not applicable to the Company, such as payments to affiliated brokers.

Please call me (202-636-5863) or Christopher Healey (202-636-5879) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ DAVID BLASS

cc: Christopher P. Healey, Simpson Thacher & Bartlett LLP

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